UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Rosenwald, Lindsay A.
   787 Seventh Avenue
   48th Floor
   New York, NY  10019
2. Issuer Name and Ticker or Trading Symbol
   CONVERSION TECHNOLOGIES INTERNATIONAL INC
   CTIX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   04/09/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Warrants to purchase  |$11.00  |12/8/|J(1)| |1          |A  |6/8/ |6/8/ |Series A    |16,041 |(1)    |1(3)        |D  |            |
Series A Preferred    |        |97   |    | |           |   |98   |08   |Preferred   |       |       |            |   |            |
Stock, par value      |        |     |    | |           |   |     |     |Stock(2)    |       |       |            |   |            |
$0.001 per share      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1)  See Attachment B
(2)  See Attachment C
(3)  See Attachment D

SIGNATURE OF REPORTING PERSON
/s/Lindsay A. Rosenwald, M.D.
---------------------------------
Lindsay A. Rosenwald, M.D.

DATE
3/11/98

                             ATTACHMENT A TO FORM 4


Reporting Person:                   Lindsay A. Rosenwald, M.D.
Issuer:                             Conversion Technologies International, Inc.
Statement for:                      April/1998


         Lindsay A. Rosenwald, M.D., the President and sole shareholder of Paramount Capital, Inc., is also the President and sole shareholder of Paramount Capital Asset Management, Inc. ("Paramount"). Paramount is the General Partner of the Aries Domestic Fund. L.P. (the "Partnership"), and also serves as the investment manager to The Aries Trust (the "Trust"), a Cayman Islands trust, both of which own securities of the Issuer. Paramount and Dr. Rosenwald disclaim beneficial ownership of the securities held by the Partnership and the Trust, except to the extent of their pecuniary interests therein, if any.

                                  ATTACHMENT B

The Warrants were acquired in connection with a private placement of securities of the Issuer in which Paramount Capital, Inc. acted as placement agent. Paramount Capital, Inc. designated recipients (the "Designees") of the Warrants. The reporting person was among the Designees and received Warrants in the amount indicated herein.

                                  ATTACHMENT C

The Series A Preferred Stock underlying the Warrants reported herein is convertible, in the aggregate, into 160,407 shares of Common Stock.

                                  ATTACHMENT D

Excludes shares owned by Aries Domestic Fund, L.P. and The Aries Fund, a Cayman Island Trust, which such securities are separately reported by those entities.